Exhibit 8.1
Subsidiaries of Quebecor Media Inc.

	Jurisdiction of Incorporation or	Equity Interest/Voting Interest
Name of Subsidiary	Organization
Videotron Ltd / Vidéotron ltée	Québec	100% / 100%

CF Câble TV inc. / CF Cable TV Inc.	Canada	100% / 100%

Le SuperClub Vidéotron ltée	Québec	100% / 100%

3535991 Canada Inc.	Canada	100% / 100%

Sun Media Corporation /Corporation Sun Media	British Columbia	100% / 100%

Bowes Publishers Limited	British Columbia	100% / 100%

Sun Media (Toronto) Corporation	British Columbia	100% / 100%

Groupe TVA Inc. / TVA Group Inc.	Québec	45.2% / 99.9%

TVA Publishing Inc.	Canada	100% / 100%

Groupe Archambault inc. /Archambault Group Inc.	Canada	100% / 100%

Groupe Livre Quebecor Média Inc.	Canada	100% / 100%

CEC Publishing Inc./ Les Éditions CEC inc.	Québec	100% / 100%

Groupe Sogides Inc.	Canada	100% / 100%

Canoë inc. / Canoe Inc.	Québec	92.4% / 100%

Nurun Inc.	Canada	57.9% / 57.9%